File No. 70-9985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

CERTIFICATE OF NOTIFICATION
(RULE 24)

E.ON AG

        In accordance with the order of the Securities and Exchange Commission ("SEC") dated June 14, 2002, Holding Co. Act Release No. 27539 (the "Order"), as supplemented by Holding Co. Act Release No. 27788 (Dec. 29, 2003) (the "Supplemental Order"), E.ON AG ("E.ON") hereby submits its report for the semiannual period ended December 31, 2004 (the "Reporting Period"). Following is a listing of the applicable reporting requirements contained in the Order and the Supplemental Order (each, a "Reporting Requirement"), together with the responses thereto. In addition, we have included information with respect to all securities issuances that are exempt under Rule 52, in lieu of any separate filing on Form U-6B-2, as provided in the Order. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meanings set forth in the Order.

        Reporting Requirement No. 1:    The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by E.ON during the Reporting Period, including securities issued to dividend reinvestment plans and employee benefit plans.

        Response:

Share Issuances:    E.ON did not issue any shares during the Reporting Period. E.ON holds treasury shares for hedging its option scheme (SARs) and for its employee share plan. During the Reporting Period, E.ON distributed 213,385 shares to employees who qualified by participating in an employee savings plan.

Debt Issuances:

Date of Issuance	Principal Amount (USD)	Interest Rate	Maturity	Proceeds* (Euro)	Proceeds* (USD)
Various	—	Various	Short-Term**	3,666,295,571.16*	4,987,628,495.00*
*
Outstanding as of December 31, 2004.

**
Commercial paper included at face amount.

        Exchange rates as of December 31, 2004:

    1 EUR = 0.70880 GBP
    1 EUR = 1.54400 CHF
    1 EUR = 1.36040 USD

        Reporting Requirement No. 2:    The amount of guarantees issued during the Reporting Period by E.ON, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

1

Response:

        E.ON issued during the Reporting Period guarantees of obligations of certain companies in connection with money pool transactions with E.ON Group companies in Germany. The aggregate amount outstanding as of December 31, 2004 of the cash pooling guarantees issued during the Reporting Period was EUR11,196,971,640. Detail of these guarantees is filed confidentially, with confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

        Reporting Requirement No. 3:    E.ON's aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the Reporting Period in dollars and as a percentage of E.ON's consolidated retained earnings, a description of EWG and FUCO investments made during the Reporting Period and the aggregate investment in EWGs and FUCOs since the date of the Order.

Response:

        A.    As of December 31, 2004, E.ON's consolidated retained earnings calculated in conformity with U.S. GAAP was USD 27,080 million.

        B.    As of December 31, 2004, E.ON's "consolidated retained earnings" computed in accordance with Rule 53(a) was USD 24,771 million.1

        C.    E.ON's aggregate investment in EWGs and FUCOs as of December 31, 2004 was USD 23,466 million.

        D.    E.ON's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings (as determined in accordance with Rule 53) was 94.7% as of December 31, 2004.

Average of consolidated retained earnings of E.ON as reported for the semiannual periods ending June 30, 2004 and December 31, 2004.

        E.    During the Reporting Period, E.ON made the following investments in EWGs and FUCOs:

Transaction	Amount
	(in millions)
E.ON Nordic becoming FUCO		$3,961
E.ON UK Holding now being main FUCO instead of Powergen Group Holdings		$3,412
Change in intercompany advances due to accounting settlement between E.ON AG and E.ON Ruhrgas Holding and change in over-night money		$3,060
Change in intercompany advances due to E.ON Finance GmbH lending money to E.ON Energie	-$	601
Change in over-night money at Gelsenberg	-$	12
Other	-$	6

NOTE:  Windpower Partners 94, in which E.ON's aggregate investment as of June 30, 2004 was approximately $6 million, was sold in August 2004. Sales proceeds were approximately $0.5 million.

NOTE:  The above explanations are the main reason for the change in the level of investment in EWGs and FUCOs. Exchange rate effects are included in the numbers.

        F.     E.ON's aggregate investment in EWGs and FUCOs (net of repayments) from the date of the Order to December 31, 2004 was USD 15,480 million.

        Reporting Requirement No. 4:    Statement of aggregate investment in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the Reporting Period:

Response:

Total Capitalization as of December 31, 2004: USD 78,528 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total capitalization: 29.9%.

Net Utility Plant as of December 31, 2004: USD 47,639 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of net utility plant: 49.3%.

Total Consolidated Assets as of December 31, 2004: USD 154,417 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total consolidated assets: 15.2%.

Market Value of Common Equity as of December 31, 2004: USD 59,842 million.

Ratio of aggregate investment in EWGs/FUCOs as a percentage of market value of common equity: 39.2%.

        Reporting Requirement No. 5:    A statement of E.ON's authorized EWG and FUCO investment limit and the amount of unused investment authority based on the aggregate investment as of the end of the Reporting Period.

Response:

        A.    E.ON's aggregate investment in EWGs and FUCOs (net of repayments) from the date of the Order to December 31, 2004 was USD 15,480 million.

        B.    Limit on additional investments in EWGs and FUCOs as set forth in Order (i.e., $25 billion, plus proceeds of divestments up to $35 billion) :                                                     $25,000 million*

        C.    Amount of unused investment authority:                        $9,250 million

        *  This does not reflect any proceeds of divestitures.

        Reporting Requirement No. 6:    The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by E.ON since the date of the Order, including any Acquisition debt.

Response: Outstanding as of December 31, 2004

Issuer	Type of Security	Euro	USD
E.ON AG	Long-Term Debt	6,776,354,401.81	9,218,552,528.22
E.ON AG	Short-Term Debt*	3,666,295,571.16	4,987,628,495.00
E.ON AG	Guarantees**	11,244,705,279	15,297,298,675
*
Commercial paper included at face amount.

**
This includes guarantees in respect of the cash pooling operations involving German companies.

Exchange rate: 1 EUR = 1.36040 USD

        Reporting Requirement No. 7:    A list of the securities issued by the Intermediate Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

Response: Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

        Reporting Requirement No. 8:    The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by LG&E and KU from the Utility Money Pool during the Reporting Period.

Response:

Short-Term Debt Issued by LG&E and KU during the Reporting Period (excluding money pool borrowings reported below):

        NONE.

Net Money Pool Balances as of the End of the Reporting Period by Participating Company*

Company	Net Amount on Deposit	Net Amount of Borrowings
LG&E Energy	$93,040,000
KU		$34,820,000
LG&E		$58,220,000
*
A list of all deposits and withdrawals during the Reporting Period for each company is available to the SEC staff upon request.

        Reporting Requirement No. 9:    The amount and terms of any nonexempt financings consummated by LG&E and KU during the Reporting Period.*

Response: NONE.

        Reporting Requirement No. 10:    The amount and terms of any nonexempt financings consummated by any Non-Utility Subsidiary during the Reporting Period.

Response:

Date of Issuance	Lender	Borrower	Amount	Rate	Maturity	Security
10/27/2004	E.ON North America	LG&E Energy	$50 million	4.63%	12/27/2014	None
12/20/2004	Fidelia	LG&E Energy	$75 million	4.07%	12/21/2009	None

With respect to any loans from the E.ON Group companies, describe the manner in which the interest rate is determined, including any benchmarking.

    The Best Rate Method was used by obtaining quotes for loans by LG&E Energy and E.ON AG from the market and the lowest of the average bid was used.

Net Money Pool Balances as of the End of the Reporting Period by Participating Company

Company	Net Amount on Deposit	Net Amount of Borrowings
LG&E Energy	$424,903,098
LG&E Capital Corp.		$570,063,184
LG&E Energy Marketing		$180,692,292
LG&E Power Development	$130,626,035
LG&E Power Inc.	$195,226,343

NOTE:  Non-Utility Subsidiaries include only the non-utility subsidiaries of LG&E Energy LLC.

        Reporting Requirement No. 11:    A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structures of E.ON, LG&E Energy, LG&E and KU.

Response:

For E.ON, see Exhibit A-1 attached hereto.

For LG&E Energy, see Exhibit A-2 attached hereto.

For LG&E and KU, see Exhibit A-3 attached hereto.

        Reporting Requirement No. 12:    The amount of any dividends paid out of capital and unearned surplus (including revaluation reserve) by any of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Powergen Group (excluding Powergen Group Holdings Ltd.), the Intermediate Companies, E.ON UK, E.ON UK plc and the LG&E Energy Group companies (excluding the Utility Subsidiaries), identifying the paying and receiving company.

Response:

VEBA Electronics GmbH: Reduction of additional paid-in capital of VEBA Electronics GmbH by repayment to its shareholders, Nordel Holding GmbH&Co KG and E.ON AG, of EUR3.1 million (appr. USD4.2 million).

E.ON US Investment Corp.: Reduction of additional paid-in capital of E.ON Investment Corp. reflecting losses incurred as of a result of an upstream (affiliated company to parent company) "transaction under common control" (under US GAAP) of USD19.7 million (appr. EUR14.5 million).

E.ON North America Inc.: Reduction of additional paid-in capital of E.ON North America Inc. by distribution of shares in equity of Fidelia to E.ON US Investment Corp.; USD474.4 million (appr. EUR350.4 million).

E.ON North America Inc.: Reduction of additional paid-in capital of E.ON North America Inc. by losses due to the distribution of shares in equity of Fidelia to E.ON US Investment Corp.; USD19.7 million (appr. EUR14.5 million).

Hibernia Industriewerte GmbH&Co. KG i.L., Humboldt-Verwaltungsgebäude Mülheim: Reduction of capital stock and additional paid-in capital by repayment to the general partners, E.ON AG and Induboden GmbH, of EUR4.6 million (USD6.2 million).

VEBA Electronics LLC: Reduction of additional paid-in capital of VEBA Electronics LLC by dividend payment to E.ON North America Inc. of USD 1.6 million (appr. EUR1.2 million).

        Reporting Requirement No. 13:    Paper copies of E.ON's filings on Form 20-F and reports to shareholders.

Response:

E.ON's Interim Report for the period January 1—September 30, 2004 and E.ON's Annual Report for the period January 1—December 31, 2004 were provided to the SEC Staff under separate cover.

        Reporting Requirement No. 14:    The amount and terms of any exempt financings consummated during the Reporting Period by LG&E or KU (in lieu of separate filing on Form U-6B-2).

Response:

Kentucky Utilities Company ("KU") completed a refinancing transaction wherein its pollution control series 9 bond was redeemed and replaced with its series 17 bond. The principal amount of the new bond is $50 million and the interest rate is variable based on an auction process that resets the rate every 35 days. The bond was issued on October 20, 2004 and matures on October 1, 2034. The bond is secured by a fall away first mortgage lien on substantially all assets of KU and is also insured by Financial Guaranty Insurance Company.

        Reporting Requirement No. 15:    The amount and terms of any exempt financings consummated during the Reporting Period by the Non-Utility Subsidiaries (in lieu of separate filing on Form U-6B-2).

Response:

Date of Issuance	Lender	Borrower	Transaction Type	Principal Amount	Collateral Given with Security
Various	LG&E Capital Corp.	LG&E International Inc.	Intercompany Loan	$3,407,699*	N/A
9/29/2004	LG&E Energy LLC	LG&E Energy Marketing Inc.	Long-term loan, due 9/29/06	$60 million	None
*
Reflects net change in intercompany loans during the Reporting Period.

        Reporting Requirement No. 16:    Market-to-Book Ratio of E.ON's common stock at the end of the Reporting Period.

Response:

Market-to-Book Ratio of E.ON's common stock as of December 31, 2004: 131.7%.

        Reporting Requirement No. 17:    Analysis of growth in consolidated retained earnings, which segregate total earnings growth attributable to EWGs and FUCOs from that attributable to E.ON's other subsidiaries.

Response:

Increase in consolidated retained earnings for E.ON in the six-month period ended December 31, 2004:

    Consolidated retained earnings calculated in conformity with US GAAP as of December 31, 2004: $27,080 million.

    Consolidated retained earnings calculated in conformity with US GAAP as of June 30, 2004: $22,461 million.

    Increase in consolidated retained earnings in the six-month period ended December 31, 2004: $4,619 million.

Decrease in consolidated retained earnings for EWGs and FUCOs in the six-month period ended December 31, 2004:

    Consolidated retained earnings of EWGs/FUCOs calculated in conformity with US GAAP as of December 31, 2004: $13,598 million.

    Consolidated retained earnings of EWGs/FUCOs calculated in conformity with US GAAP as of June 30, 2004: $14,518 million.

    Decrease in consolidated retained earnings of EWGs/FUCOs in the six-month period ended December 31, 2004: $920 million.

Exchange rates used in this Reporting Requirement No. 17:

    As of December 31, 2004: 1 EURO = 1.3538 USD

    As of June 30, 2004: 1 EURO = 1.2155 USD

        Reporting Requirement No. 18:    Statement of revenues and net income of each of E.ON's EWGs and FUCOs for the twelve months (or six months, as applicable) ended as of the end of the Reporting Period, identifying which EWGs and FUCOs were acquired during the Reporting Period.

Response:

Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

        Reporting Requirement No. 19:    Information required by Form U-9C-3 with regard to investments in Energy-Related Subsidiaries.

Response:

None to Report.

        Reporting Requirement No. 20:    A schedule listing the companies that are participants in the E.ON Nonutility Money Pool and indicating the month-end money pool balance for each participant,

showing whether it was a net borrower or depositor in the pool at the end of each month covered by the report.

Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Exhibits

Exhibits
A-1	Capitalization table of E.ON AG at December 31, 2004.
A-2	Capitalization table of LG&E Energy LLC at December 31, 2004. (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
A-3	Capitalization table of LG&E and KU at December 31, 2004.
B	Balance sheet and income statement for E.ON Finance GmbH, Düsseldorf (formerly, Hibernia Industriewerte GmbH) as of and for the year ended December 31, 2004. (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9985) to be signed on its behalf by the undersigned thereunto duly authorized.

E.ON AG

By: /s/ KARL-HEINZ FELDMANN Name: Karl-Heinz Feldmann Title: General Counsel and Senior Vice President	By: /s/ MICHAEL C. WILHELM Name: Michael C. Wilhelm Title: Senior Vice President, Accountant
Dated: June 27, 2005